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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO.________ )


                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $0.01 PER SHARE                          06808T-10-7
 ---------------------------------------                          -----------
   (Title of Class of Securities)                               (CUSIP Number)

                            STEPHEN N. LIPTON, ESQ.
                              2100 SOUTH OCEAN LANE
                                   SUITE 1103
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954) 524-8811
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           (Name, Address and telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 2, 2003
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             (Date of Event Which Requires Filing of This Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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


------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No. 06808T 107                                                                13D                              Page 2
------------------------------------ --------------------------------------------            ---------------------------------------
----------------- ------------------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                           Howard Socol
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     Not Applicable
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [_]
                                                                                                                            (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           00

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                                                         United States
--------------------------- ------ -------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES                                                                         0
                            ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:
         OWNED BY                                                                        596,117
                            ------ -------------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING                                                                        0
                            ------ -------------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                             396,117

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                               596,117

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             4.1%

----------------- ------------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ------------------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.         Security and Issuer.
                --------------------

                The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 575 Fifth Avenue, New York, New York 10017.

Item 2.         Identity and Background.
                ------------------------

                This statement is being filed by Howard Socol (the "Reporting Person" or "Mr. Socol"), for and on behalf of himself. The business address of Mr. Socol is Barneys New York, Inc., 575 Fifth Avenue, New York, New York 10017. Mr. Socol is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. The Company is a leading upscale retailer of men's, women's and children's apparel and accessories, and items for the home. The address of the Company is 575 Fifth Avenue, New York, New York 10017. Mr. Socol is a citizen of the United States of America.

                During the last five years the Reporting Person has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.
                --------------------------------------------------

                The response to Item 4 hereof is incorporated herein by reference.

Item 4.         Purpose of Transaction.
                -----------------------

                Pursuant to an employment agreement effective as of January 8, 2001, as amended on January 10, 2003, between the Company and Mr. Socol, Mr. Socol has been granted options (the "Options") to purchase up to 792,234 shares of Common Stock, which will vest over the term of his employment. Options to purchase 396,117 shares of Common Stock are currently vested and Options to purchase the remaining 396,117 shares vest on January 31, 2004. In addition, upon a change in control of the Company, if the Company terminates Mr. Socol's employment without cause or if Mr. Socol terminates his employment for good reason, the Options to purchase the remaining 396,117 shares will fully vest. None of the Options have been exercised as of February 2, 2003.

                On January 10, 2003, the Company agreed to make a restricted stock award of 200,000 shares of Common Stock to Mr. Socol on February 2, 2003 (the first day of the Company's 2003 fiscal year). Pursuant to the restricted stock award agreement between the Company and Mr. Socol, until the shares vest, the shares are subject to a right of repurchase by the Company upon Mr. Socol's resignation without good reason or termination for cause. 100,000 of the shares vest on January 31, 2004 and the other 100,000 shares vest on January 31, 2005, provided that Mr. Socol does not terminate his employment before these dates. In addition, upon a change in control of the Company before Mr. Socol's service terminates, if the Company terminates Mr. Socol's employment without cause or if

Mr. Socol terminates his employment for good reason, all 200,000 shares will fully vest. Until such time as the Company exercises its right of repurchase, Mr. Socol has the right to vote the shares.

                Pursuant to a stockholders agreement dated as of January 8, 2001, Bay Harbour Management L.C. ("Bay Harbour"), Whippoorwill Associates, Inc. ("Whippoorwill") and Mr. Socol have agreed to provide each other certain co-sale rights in connection with any sales of their Common Stock. Mr. Socol also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill.

                The Reporting Person acquired the Options and the restricted shares in connection with his employment arrangement and for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time.

                The Reporting Person is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and, accordingly, will be in a position to influence the operations and activities of the Company.

                Except as set forth above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.
                -------------------------------------

           (a) As of February 2, 2003, the Reporting Person beneficially owned 596,117 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock (based on the number of shares outstanding as of December 13, 2002 (13,903,227 shares), as reported in the Company's Form 10-Q for the quarterly period ended November 2, 2002, plus the 200,000 restricted shares granted to Mr. Socol, and as determined in accordance with Rule 13d-3(d)(1)). Such shares include Options to purchase up to 396,117 shares of Common Stock which were exercisable as of February 2, 2003. The number of shares indicated as being beneficially owned by Mr. Socol does not include the shares of Common Stock held by Bay Harbour and Whippoorwill which are the subject of the stockholders agreement and with respect to which Mr. Socol disclaims beneficial ownership.

           (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this statement on
                     Schedule 13D and (ii) Item 4 hereof are incorporated herein by reference. Pursuant to the restricted stock award agreement between the Company and Mr. Socol, until the 200,000 restricted shares vest, the shares will be held in escrow and Mr. Socol may not transfer the shares.

           (c) Except for the transaction described in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

           (d), (e):  Not Applicable

Item 6.         Contracts, Arrangements, Understandings or Relationships With
                -------------------------------------------------------------
                Respect to Securities of the Issuer.
                ------------------------------------

                On January 8, 2001, Mr. Socol entered into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, Mr. Socol may make a written request of the Company for registration with the Securities and Exchange Commission under and in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), of all or part of his registrable securities, which include the Common Stock (a "Demand Registration"). Any such Demand Registration must be for at least 10% of the registrable securities then beneficially owned by Mr. Socol. The Company shall not be required to file a registration statement in connection with such Demand Registration prior to six months after the consummation of an initial public offering of shares of Common Stock under the Securities Act. Pursuant to the Registration Rights Agreement, Mr. Socol was also granted piggyback registration rights.

                In addition, the response to Item 4 hereof is incorporated herein by reference.

Item 7.         Materials to be Filed as Exhibits.
                ----------------------------------

Exhibit 1 Registration Rights Agreement, dated as of January 8, 2001, by and between Barneys New York, Inc. and Howard Socol (incorporated by reference to Exhibit 10.34 to the Company's Form 10-K for the fiscal year ended February 3, 2001, filed May 4, 2001).

Exhibit 2 Stockholders Agreement, dated as of January 8, 2001, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Howard Socol (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed by Whippoorwill Associates, Inc. on January 15, 2003 with respect to its ownership of the Company's Common Stock).

Exhibit 3 Employment Agreement, effective as of January 8, 2001, between Barneys New York, Inc. and Howard Socol (incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the fiscal year ended February 3, 2001, filed May 4, 2001).

Exhibit 4 First Amendment to Employment Agreement, effective as of January 10, 2003, between Barneys New York, Inc. and Howard Socol.

Exhibit 5 Restricted Stock Award Agreement, dated February 2, 2003, between Barneys New York, Inc. and Howard Socol.

Exhibit 6 Option Award Agreement, dated January 8, 2001, between Barneys New York, Inc. and Howard Socol.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 7, 2003



                                                         /s/ Howard Socol
                                                         -----------------------
                                                         Howard Socol

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Registration Rights Agreement, dated as of January 8, 2001, by and between Barneys New York, Inc. and Howard Socol (incorporated by reference to Exhibit 10.34 to the Company's Form 10-K for the fiscal year ended February 3, 2001, filed May 4, 2001).

Exhibit 2 Stockholders Agreement, dated as of January 8, 2001, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Howard Socol (incorporated by reference to Exhibit 1 to Amendment No. 3 to Schedule 13D filed by Whippoorwill Associates, Inc. on January 15, 2003 with respect to its ownership of the Company's Common Stock).

Exhibit 3 Employment Agreement, effective as of January 8, 2001, between Barneys New York, Inc.and Howard Socol (incorporated by reference to Exhibit 10.33 to the Company's Form 10-K for the fiscal year ended February 3, 2001, filed May 4, 2001).

Exhibit 4     First Amendment to Employment Agreement, effective as of
              January 10, 2003, between Barneys New York, Inc. and Howard Socol.

Exhibit 5 Restricted Stock Award Agreement, dated February 2, 2003, between Barneys New York, Inc. and Howard Socol.

Exhibit 6 Option Award Agreement, dated January 8, 2001, between Barneys New York, Inc. and Howard Socol.